Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Great Panther Silver Limited

We consent to the use of our reports, each dated March 10, 2014, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Great Panther Silver Limited included in this Annual Report on Form 40-F.

/s/ KPMG LLP

KPMG LLP
March 10, 2014
Vancouver, Canada